UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Prevention Insurance.com
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

None
(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 22nd Fl
New York, NY 10022
 (212) 593-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Alan P. Donenfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3)..........AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization ..........United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 2,309,286.(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power............ 2,309,286.(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 2,309,286 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)................89.16%.(1)

14.	Type of Reporting Person (See Instructions).............IN
(1)
Represents 2,109,286 shares of common stock and warrants to purchase 200,000 shares of common stock of the Issuer owned of record by Paragon Capital LP (“Paragon”). Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the securities owned of record by Paragon.

(2)	The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the common stock owned by the Reporting Persons includes the 995,083 shares of common stock issued and outstanding as of September 12, 2011 and the 1,395,000 shares of common stock issued upon exercise of the warrants owned of record by Paragon and beneficially by Mr. Donenfeld as of the date of this filing

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paragon Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3).............OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization ....... Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............ 2,309,286.(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power............ 2,309,286.(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 2,309,286.(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) ............................ 89.16%.(1)

14.	Type of Reporting Person (See Instructions).......PN
(1)	Represents 2,109,286 shares of common stock and warrants to purchase 200,000 shares of common stock of the Issuer owned of record by Paragon.
(2)
The total number of shares issued and outstanding used in this Schedule 13D to calculate the percent of the class of the common stock owned by the Reporting Persons includes the 995,083 shares of common stock issued and outstanding as of September 12, 2011 and the 1,395,000 shares of common stock issued upon exercise of the warrants owned of record by Paragon and beneficially by Mr. Donenfeld as of the date of this filing.

Explanatory Note

This Amendment No. 4 to Schedule 13D ("Amendment") is being filed by Alan P. Donenfeld and Paragon Capital LP ("Paragon" and, together with Mr. Donenfeld, the "Reporting Persons") to amend the Schedule 13D originally filed by Mr. Donenfeld on January 11, 2008, and as amended by Amendment No. 1 filed on June 3, 2009, Amendment No. 2 filed on January 6, 2010, and Amendment No. 3 filed on November 8, 2010, and the Schedule 13D filed by Paragon on November 8, 2010.

Item 1.  Security and Issuer.

This Schedule 13D/A relates to the common stock, par value $.0001 per share (the “Common Stock”) of Prevention Insurance.com, whose principal executive offices are located at c/o Paragon Capital LP, 110 East 59th Street, 22nd Fl., New York, NY 10022 (the “Issuer”).

Item 2. Identity and Background.

(a) The names of the reporting persons are Alan P. Donenfeld and Paragon Capital LP.

(b) The business address of the Reporting Persons is 110 East 59th Street, 22nd Fl., New York, NY 10022.

(c) Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon.

(d) During the last five years the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Donenfeld is a citizen of the U.S.A. Paragon was formed in Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

On September 19, 2011, Paragon exercised certain warrants to purchase an aggregate of 1,550,000 shares of Common Stock of the Issuer pursuant to a cashless exercise provision whereby the aggregate number of shares issued upon the exercise of the warrants was 1,395,000. Such number of shares issued is equivalent to the quotient obtained from the difference of the total number of shares underlying the warrants (the "Underlying Shares") multiplied by the closing sale price immediately preceding the date of exercise (the "Closing Sales Price") and the Underlying Shares multiplied by the exercise price divided by the Closing Sales Price. The exercise price at the time of the exercise was $0.50 per share.

Item 4. Purpose of Transaction.

As described in Item 3 above, the purpose of the transaction was for Paragon to exercise certain warrants to purchase shares of Common Stock of the Issuer. Upon the exercise of the warrants, an aggregate of 1,395,000 shares of Common Stock of the Issuer were issued to Paragon.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, Paragon owns of record 2,109,286 shares of Common Stock and warrants to purchase 200,000 shares of Common Stock of the Issuer, representing 89.16% of the outstanding shares of Common Stock of the Issuer. Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and therefore may be deemed to beneficially own the securities owned of record by Paragon.

(b) Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC which is the General Partner of Paragon and has the sole right to vote and dispose, or direct the disposition, of the securities owned of record by Paragon.

(c) Paragon exercised certain warrants to purchase an aggregate of 1,550,000 shares of Common Stock of the Issuer on September 19, 2011. Upon the exercise of the warrants, 1,395,000 shares of Common Stock of the Issuer were issued to Paragon.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7.  Material to Be Filed as Exhibits.

99.1 Joint Filing Agreement

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2011 /s/ Alan P. Donenfeld Alan P. Donenfeld Paragon Capital LP /s/ Alan P. Donenfeld Alan P. Donenfeld